Humana Inc. Computation of Ratio of Earnings to Fixed Charges	Exhibit 12

	For the nine months ended September 30, 2007	For the twelve months ended December 31,
		2006	2005	2004	2003	2002
(Dollars in thousands)	(Dollars in thousands)
Income before income taxes	$930,313	$762,085	$402,880	$399,378	$336,213	$203,546
Fixed charges	79,553	98,045	66,434	49,246	40,972	44,349

Total earnings	$1,009,866	$860,130	$469,314	$448,624	$377,185	$247,895

Interest charged to expense	$49,931	$63,141	$39,315	$23,172	$17,367	$17,252
One-third of rent expense	29,622	34,904	27,119	26,074	23,605	27,097

Total fixed charges	$79,553	$98,045	$66,434	$49,246	$40,972	$44,349

Ratio of earnings to fixed charges (1)(2)	12.7x	8.8x	7.1x	9.1x	9.2x	5.6x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.